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                          United States
               Securities and Exchange Commission
                      Washington, DC. 20549

                          Schedule 13D
            Under the Securities Exchange Act of 1934
                      (Amendment No. 2)









                    Mark Controls Corporation
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           57038N-10-5
                         (CUSIP Number)

              Crane Co., 100 First Stamford Place,
                      Stamford, CT 06902,
       Attention:  Paul R. Hundt, Secretary (203 363-7220)
 (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                        January 26, 1994
     (Date of Event which Requires Filing of this Statement)













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The Schedule 13D filed by Crane Co. on January 3, 1994 with respect to Mark Controls Corporation is hereby amended as follows:

4.  Purpose of Transaction

On Wednesday January 26, 1994 R.S. Evans, Chairman and Chief Executive Officer of Crane Co. and other Crane representatives met with William Bendix, President and Chief Executive Officer of Mark Controls Corporation and other Mark Controls representatives at Mark Controls headquarters in Skokie, Illinois. They discussed the publicly available information about Mark Controls.

Mr. Evans reiterated Crane's determination to proceed with the proposal made in his letter to Mr. Bendix dated January 17, 1993. The Mark Controls representatives advised that its Board of Directors would hold their next regular meeting on January 28, 1994 at which time the Crane proposal would be reviewed by the Board. The meeting was characterized by both sides as amicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   January 27, 1994

                             /s/ P.R. Hundt
                             _______________________
                             Vice President












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